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                           August 17, 2021

       Stefan Berndt-von B  low
       Chief Financial Officer
       Mynaric AG
       Dornierstra  e 19
       82205 Gilching, Germany

                                                        Re: Mynaric AG
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted August 6,
2021
                                                            CIK No. 0001850453

       Dear Mr. Berndt-von B  low:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 23, 2021 letter.

       Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. We note your response to prior comment 1. Please include disclosure in the filing clarifying why you
believe the company is    a leading developer and manufacturer of laser
                                                        communication
technology for aerospace communications networks in government and commercial market.
For example, this may be based on the company   s production
                                                        volume in comparison to
competitors or its admittance to the    Space Technology Hall of
                                                        Fame.
 Stefan Berndt-von B  low
FirstName  LastNameStefan Berndt-von B  low
Mynaric AG
Comapany
August  17, NameMynaric
            2021        AG
August
Page 2 17, 2021 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations, page 59

2. We note your response to prior comment 7. Please revise to include the total number of customers for each period presented, including the number of government customers versus commercial customers. To the extent the company has only entered into several material customer contracts, please disclose the material terms of such contracts. Further, please confirm that the company did not generate any revenue by sales to governmental
         entities directly and through the company   s partners for all periods
presented.
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376
or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Krystian Czerniecki